Exhibit 99.2

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting
to be Held on May 6, 2015

Kinross Gold Corporation
Notice of 2015 annual and special meeting of shareholders
and availability of Proxy Materials

This year, Kinross Gold Corporation (Kinross or the company) is providing you with access to its management information circular (the circular) for the annual and special meeting of shareholders (the meeting) electronically via notice and access, instead of mailing out paper copies, as permitted by Canadian securities regulators. Kinross is also providing you with access to its 2014 Annual Report (annual report) electronically, instead of mailing out paper copies. This means of delivery is more environmentally friendly as it will help reduce paper use and will also reduce the cost of printing and mailing materials to shareholders. All shareholders are reminded to review the circular before voting.

Shareholders with questions about notice and access can call Computershare Investor Services Inc. (the transfer agent) toll-free at 1-866-964-0492.

This notice provides details of the date, time and place of the meeting, including the matters to be voted on at the meeting. Accompanying this notice is a form of proxy or other voting document that you will need to vote by proxy.

Notice is hereby given that an annual and special meeting of Kinross will be held:

WHEN:	Wednesday, May 6, 2015 10:00 a.m.(Toronto time)	WHERE:	Glenn Gould Studio CBC Building 250 Front Street West Toronto, Ontario M5V 3G5

for the following purposes and to transact any other business that may properly come before the meeting and at any postponement or adjournment thereof:

Matters to be voted on by shareholders	Section of Circular
Financial Statements - receive the company’s 2014 audited consolidated financial statements together with the report of the auditors on those statements	See “1. Financial statements”
Election of Directors - elect directors of the company for the ensuing year	See “2. Election of directors”
Appointment of Auditors - appoint KPMG LLP as auditors for the ensuing year and authorize the directors to fix their remuneration	See “3. Appointment of auditors”
Say on Pay - an advisory resolution on the company’s approach to executive compensation	See “4. Approval vote on approach to executive compensation”
Shareholder Rights Plan – a resolution reconfirming the adoption of a shareholder rights plan as more fully described in the circular	See “5. Reconfirm the Shareholder Rights Plan”
Amendments to the Articles – a special resolution approving amendments to the articles of the company to delete references to preferred shares as more fully described in the circular	See “6. Amendments to the Articles”

Amendments to the By-Laws – a resolution ratifying the adoption of various amendments to the by-laws of the company primarily to modernize and enhance the provisions, adopt a requirement for advance notice of director nominations, increase quorum for shareholder meetings and remove the chairman’s tie-breaking vote, as more fully described in the circular
See “7. Amendments to the By-laws”
Other Business - to transact such other business as may properly come before the meeting or at any adjournment thereof	See “Other business”

HOW DO I GET AN ELECTRONIC COPY OF THE CIRCULAR AND ANNUAL REPORT?

Electronic copies of the circular and annual report (the meeting materials) may be accessed online on Kinross’ website - www.kinross.com/investor-centre.aspx, or under the Company’s profile on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com and on the U.S. Securities and Exchange Commission’s website at www.sec.gov.

HOW DO I GET A PAPER COPY OF THE CIRCULAR AND ANNUAL REPORT?

You can request a paper copy of the meeting materials to be sent to you by regular postal delivery free of charge. Requests may be made up to one year from the date the meeting materials were filed on SEDAR.

If you would like paper copies of the meeting materials, you should first determine whether you are (i) a registered shareholder or (ii) a beneficial shareholder (non-registered shareholder) of common shares, as are most of the company’s shareholders.

You are a registered shareholder if your name appears on your share certificate or, if registered electronically, the shares are registered with Kinross’ transfer agent in your name and not in the name of an intermediary such as a bank, trust company, securities broker, trustee or other nominee.

You are a beneficial (non-registered) shareholder if your shares are held on your behalf by an intermediary. This means the shares are registered with Kinross’ transfer agent in your intermediary’s name, and you are the beneficial owner.

Requests by registered shareholders (with a 15 digit control number) may be made by calling toll free, within North America at 1-866-962-0498 or direct, from outside North America at 514-982-8716.

Requests by beneficial shareholders may be made through the internet by going to www.proxyvote.com and entering the 16 digit control number located on the accompanying form of proxy and following the instructions provided. Alternatively, for shareholders in North America, requests may be made by telephone at any time prior to the meeting by calling toll-free at 1-855-887-2243. For shareholders outside of Canada and the United States, requests may be made via e-mail to noticeandaccess@broadridge.com.

A paper copy will be sent to you within 2 business days of receiving your request. Therefore, to receive the meeting materials in advance of the deadline to submit your vote as described below, you should make your request before 5:00 p.m. (EDT) on April 21, 2015. For requests made on or after the date of the meeting, please call toll-free at 1-866-561-3636 within North America (shareholders outside of North America may e-mail info@kinross.com), and a paper copy will be sent to you within 10 calendar days after receiving your request.

HOW DO I VOTE MY SHARES?

If you cannot attend the meeting, you may vote by proxy in any of the following ways. You will need the control number contained in the accompanying form of proxy in order to vote.

Internet voting	For non-registered (beneficial) shareholders, follow the instructions on the voting instruction form For registered shareholders, go to www.investorvote.com
Telephone voting	Call the toll-free number shown on the form of proxy or voting instruction form
Voting by mail or delivery	Complete the form of proxy or voting instruction form and return it in the envelope provided

To be valid, proxies must be received by Kinross’ transfer agent no later than 10:00 a.m. (Toronto time) on May 4, 2015 or if the meeting is adjourned, at least 48 hours (not including Saturdays, Sundays or statutory holidays in Ontario) prior to the reconvened meeting. Kinross reserves the right to accept late proxies and to waive the proxy cut-off, with or without notice, but is under no obligation to accept or reject any particular late proxy.

This notice is not a ballot or proxy card. You cannot use this notice to vote your shares. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. You may view the proxy materials online at www.kinross.com/investor-centre.aspx or easily request a paper copy (see “How Do I Get a Paper Copy of the Circular and Annual Report” above).

If you have any questions relating to voting your common shares, please contact the company’s proxy solicitors, Kingsdale Shareholder Services, by telephone at 1-866-851-3217 toll-free in North America or 416-867-2272 outside of North America or by email at contactus@kingsdaleshareholder.com.

The contents of the circular and its delivery to the shareholders of the company have been approved by the board of directors.

DATED at Toronto, Ontario this 24th day of March, 2015.

By order of the board of directors

“Shelley M. Riley”
Shelley M. Riley
Corporate Secretary

PLEASE VIEW THE INFORMATION CIRCULAR PRIOR TO VOTING